

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2010

Mr. Brian D. Niebur
Chief Financial Officer
Entrx Corporation
800 Nicollet Mall; Suite 2690
Minneapolis, MN 55402

> **Re:** **Entrx Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended June 30, 2010**
> **File No. 0-2000**

Dear Mr. Niebur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Consolidated Financial Statements</u>

<u>Note 1 – Description of Business and Significant Accounting Policies, page 25</u>

2. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to contract costs and expenses. If you do not

include depreciation or amortization in your contract costs and expenses, please revise your description of contract costs and expenses on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Contract costs and expenses (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross margin, if you do not include a portion of your depreciation and amortization in contract costs and expenses. See SAB Topic 11:B.

3. Please revise your accounts receivable disclosures on page 27 to include a description of the accounting policies and methodology used to estimate your allowance for doubtful accounts. Your revised footnote disclosures should identify the factors that influence management's judgment (for example, historical losses and existing economic conditions) and may also include a discussion of risk elements relevant to particular categories of your receivables (such as unbilled retainage). Please refer to ASC 310-10-50-9.

4. We note your disclosure on page 27 that you did not have any claims revenue during the years ended December 31, 2009 and 2008. Please revise to disclose your policies for change orders and claims, including a discussion of the circumstances, if any, under which you assume a profit component on change orders and claims prior to approval by the customer.

Note 3 – Accounts Receivable, page 30

5. Please revise to disclose the amount, if any, of receivables (including retainage) expected to be collected more than 12 months from the balance sheet date.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Three and Six Months Ended June 30, 2010 and 2009, page 9

6. It appears from your disclosures on page 10 that approximately $4.1 million of your revenue for the six months ended June 30, 2010 was generated from insulation maintenance contracts compared to $5.3 million during the six months ended June 30, 2009. Your disclosures indicate that these contracts often continue from year to year, however, it is unclear what caused the significant decline in insulation maintenance contract revenue during the first half of 2010 as compared to the prior year. Please tell us and revise to clarify the reasons for this decline. If cancellations of maintenance contracts are the cause of this decline, please quantify the dollar amount of maintenance contracts cancelled and describe your cancellation policies for these types of contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3242 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief